Exhibit 99.2

TO:          All Boston Scientific Employees
FROM:        Jim Tobin
             Pete Nicholas
SUBJECT:     Boston Scientific to Acquire Cardiac Pathways Corporation
DATE:        June 29, 2001

Today we are announcing that we have reached agreement to acquire Cardiac Pathways Corporation, a publicly held company that designs, manufactures and markets minimally invasive systems used by electrophysiologists to diagnose and treat cardiac tachyarrythmias (abnormally rapid heart rhythms).

Cardiac Pathways Corporation's major technology platforms consist of systems for ablating (destroying) the tissue in the heart that is responsible for starting or maintaining the tachyarrythmia and systems for navigating EP catheters within the heart. The attached press release contains specific details regarding technologies, as well as some of the details of the agreement.

Cardiac Pathways' technologies complement our existing technologies in electrophysiology (EP) - specifically our temperature-controlled ablation device system - and further strengthen our product offerings in the EP catheter ablation segment of the cardiac rhythm management market. The Chilli(R) Cooled Ablation Catheter is the only fluid-cooled, EP catheter ablation technology approved by the FDA, and the Realtime Position Management(R) (RPM) System is a cardiac mapping and catheter navigation technology that helps physicians identify and map the source of a tachyarrythmia and guide an EP catheter to the target site.

We are establishing an integration team to evaluate and assess the full range of potential opportunities resulting from the acquisition. In the weeks ahead, we will be working to ensure that the integration is accomplished smoothly for both our current and new employees.

The acquisition of Cardiac Pathways Corporation is subject to regulatory approval and other customary conditions and should be finalized before the end of the third quarter. Until the acquisition is complete, we will continue to operate as separate and independent companies. In the time between now and the final closing, no Boston Scientific salesperson, distributor, or any other employee should make any representation or take any action with customers regarding Cardiac Pathways' products and business.

We are very excited about this acquisition and the opportunity to strengthen our EP franchise. We expect to augment our innovation, expand our product offering, and grow our top line as a result of it.

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As we move forward with the integration, we ask that you join us in welcoming our new colleagues from Cardiac Pathways.

If you have any questions, please contact your manager or a Human Resources representative.